UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of        February 2014

File No.  000-54598

Stellar Biotechnologies Inc.
(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041
(Address of Principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒                                              FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies, Inc.
(Registrant)

Dated:         2/27/14                                                                           By:      /s/ Kathi Niffenegger
                                                                                                            Kathi Niffenegger
                                                                                                            Chief Financial Officer

Exhibits:

                           99.1 News Release Dated February 27, 2014